EXHIBIT 99.1

7 April 2008

Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630
Dear Shareholder
SIMS GROUP COMPLETES MERGER WITH METAL MANAGEMENT
Sims Group announced on 16 March 2008 that it had completed the previously announced merger with Metal Management, Inc. (MM).
MM is one of the largest full service metal recyclers in North America, with 53 recycling facilities located in 17 states, and was formerly publicly listed on the New York Stock Exchange (‘NYSE’).
Under the terms of the merger, MM stockholders received 2.05 Sims American Depositary Shares (ADSs) for each share of MM common stock. Each ADS represents one ordinary share of Sims, and Sims issued approximately 53 million additional ordinary shares.
Sims will retain its primary listing on the Australian Securities Exchange (ASX), while the ADSs have been listed on the NYSE.
The combined company will have executive offices in New York and Chicago. It will have revenues in excess of A$8.5 billion and, based on current prices, a market capitalisation of more than A$6.0 billion, placing it in the Top 50 ASX Companies.
Shareholders of Sims will be asked to vote to approve the change of the Company’s name to Sims Metal Management Limited at its Annual General Meeting in November 2008. In the meantime, the combined company will operate under the trade name ‘Sims Metal Management’ in North America.
METAL RECYCLING  |  MANUFACTURING  |  ALUMINIUM  |  ENERGY  |  INTERNATIONAL  |  STEEL  |  PLASTICS  |  INDUSTRIAL  |   RECYCLING SOLUTIONS

Non- Executive Director Appointments
Messrs. Norman R. Bobins, John T. DiLacqua, Robert Lewon and Gerald E. Morris, former directors of MM, have been appointed as Non-Executive Directors of Sims. Biographies of each of them may be found on the Company’s website at www.sims-group.com.
The initial combined Board will comprise seven existing Sims Directors, including myself as Chairman, and five former MM Directors. Subject to maintaining a minimum ownership level in the combined Company of 15%, Mitsui will retain its current director appointment rights of two Directors.
Executive Changes
Mr. Daniel W. Dienst, former President and CEO of MM, has been appointed Group Chief Executive and an Executive Director of Sims. Mr. Dienst will Chair the combined North American metals recycling business and have overall responsibility for global marketing.
Mr. Jeremy Sutcliffe retires as Group Chief Executive of Sims, but will continue as an Executive Director reporting to the new Board until at least October 2009. Mr. Sutcliffe will Chair Sims’ European and Australian metals recycling businesses and Sims Recycling Solutions business globally.
Mr. Robert C. Larry, former CFO of MM, has been appointed Group Chief Financial Officer of Sims. Mr. Ross Cunningham retires as Group CFO of Sims, but remains an Executive Director to assist in merger integration.
The Future
We believe the merger with MM represents another milestone in the transformation of your Company, consistent with Sims’ stated strategy to grow its core metal recycling division internationally, while also developing an innovative recycling solutions division.
The merger strengthens Sims’ position in the global market and creates the largest North American metal recycling business, with premium assets and a strong platform for further growth. The combined group will have a strong and experienced management team, structured to capitalise on global growth opportunities.
Yours sincerely,

Mr Paul Mazoudier
Chairman
Sims Group Limited